FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 25, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

25 November 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the "Company") announces that options to acquire ordinary shares of £1.0769* each in the Company ("Shares") (ISIN:GB00BM8PJY71) were granted to PDMRs on 25 November 2022 under the NatWest Group plc 2017 UK ShareSave Plan ("Plan"), at the option price of £1.8619 per Share, as set out below.

Name of PDMR	Position of PDMR	No. of options granted
Scott Marcar	Chief Information Officer	1,933
Andrew McLaughlin	CEO, Commercial & Institutional for the non-ring-fenced bank	1,933

Subject to the rules of the Plan, the options will become exercisable from 18 December 2025. This transaction took place outside of a trading venue.

2.    The Company also announces that it has been notified of the PDMRs set out below selling Shares on the date and at the price indicated:

Name of PDMR	Position of PDMR	No. of Shares sold	Price of Shares sold	Date Shares sold
Robert Begbie	CEO, NatWest Markets	200,000	£2.5445	23 November 2022
Andrew McLaughlin	CEO, Commercial & Institutional for the non-ring-fenced bank	164,495	£2.5878	24 November 2022

The above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Date: 25 November 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary